MANAGERS AMG FUNDS

800 Connecticut Avenue

Norwalk, Connecticut 06854

VIA EDGAR

January 30, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds (the “Trust”)

Registration Statement on Form N-14 of the Trust relating to SouthernSun Small Cap Fund and SouthernSun U.S. Equity Fund (Registration No. 333-193055, filed December 23, 2013, as amended January 30, 2014)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for its Registration Statement on Form N-14 referenced above be accelerated so that it will become effective at 10:00 a.m. Washington, D.C. time on January 31, 2014 or as soon as practicable thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Renee Laws of Ropes & Gray LLP at (617) 235-4975.

Very truly yours,

MANAGERS AMG FUNDS		MANAGERS DISTRIBUTORS, INC.

By:	/s/ Keitha L. Kinne	By:	/s/ Keitha L. Kinne
	Keitha L. Kinne President		Keitha L. Kinne President